Exhibit 99.1

Orrick, Herrington & Sutcliffe LLP

51 WEST 52ND STREET

NEW YORK, NEW YORK 10019-6142

August 16, 2017

Credit Suisse AG
Paradeplatz 8
CH 8001 Zurich, Switzerland

Ladies and Gentlemen:

We have acted as special tax counsel to Credit Suisse AG, a corporation incorporated under the laws of Switzerland (the “Company”), in connection with the preparation and filing of each pricing supplement or term sheet, as applicable, identified in Exhibit A attached hereto (each, a “Pricing Supplement”), to the underlying supplement and product supplement referenced therein, if applicable, to the prospectus supplement dated June 30, 2017 for the Company’s Senior Medium-Term Notes and Subordinated Medium-Term Notes relating to the prospectus dated June 30, 2017 contained in the Company’s Registration Statement (No. 333-218604-02) (the “Registration Statement”). This opinion is being furnished in accordance with the requirements of Section 601(b)(8) of Regulation S-K of the Securities Act of 1933, as amended (the “Act”).

In our opinion, the discussions under the headings “Material U.S. Federal Income Tax Considerations” in each Pricing Supplement and “Material United States Federal Income Tax Considerations” or “Material U.S. Federal Income Tax Considerations”, as applicable, in each related product supplement, subject to the conditions and limitations described therein, set forth the material U.S. federal income tax considerations applicable generally to holders of the securities offered pursuant to each Pricing Supplement as a result of the ownership and disposition of such securities.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us in each Pricing Supplement and related product supplement. By such consent we do not concede that we are an “expert” for the purposes of the Act.

Very truly yours,

/s/ Orrick, Herrington & Sutcliffe LLP

Exhibit A

Title of Securities	Date of Pricing Supplement	Pricing Supplement No.
Leveraged Basket-Linked Medium-Term Notes due 2019	August 9, 2017	A168
13.938% per annum Autocallable Reverse Convertible Securities due August 16, 2018	August 11, 2017	F430
Contingent Coupon Autocallable Yield Notes due August 29, 2018	August 11, 2017	J720
Contingent Coupon Autocallable Yield Notes due August 29, 2018	August 11, 2017	J721
Contingent Coupon Autocallable Yield Notes due August 29, 2018	August 11, 2017	J722
Absolute Return Barrier Securities due August 16, 2021	August 11, 2017	T1084
5.00% per annum Contingent Coupon Autocallable Yield Notes due August 16, 2022	August 11, 2017	U2212
Trigger Autocallable Contingent Yield Notes	August 11, 2017	U2238
Trigger Autocallable Contingent Yield Notes	August 11, 2017	U2239

Auto-Callable Contingent Income Securities due August 14, 2020	August 11, 2017	U2242
Callable Contingent Income Securities due August 14, 2020	August 11, 2017	U2246
5.05% per annum Autocallable Coupon Buffered Securities due February 19, 2019	August 11, 2017	U2252
Autocallable Buffered Securities due February 14, 2019	August 11, 2017	U2253